Exhibit 21

Subsidiaries

Name	Place of incorporation and kind of legal entity	Principal activities and place of operation	Particulars of registered/ paid up share capital	Effective interest held

DH Investment Group Limited	British Virgin Islands	Investment holding	100 ordinary shares at par value of US$1	100%

Ho Shun Yi Limited	Hong Kong	Sale and distribution of COVID-19 rapid antigen tester set	10,000 ordinary shares for HK$10,000	100%